Exhibit 99.1

PRESS RELEASE Brussels, 1 August 2016, 7:15PM CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

ANHEUSER-BUSCH INBEV ANNOUNCES EXPECTED

TIMETABLE AND NEXT STEPS IN RECOMMENDED

COMBINATION WITH SABMILLER

Expected timetable envisages completion of recommended combination on 10 October 2016

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) (JSE: ANB) today announces that, following satisfaction of the pre-conditions to its recommended business combination with SABMiller plc (“SABMiller”) as announced on 29 July 2016, AB InBev and SABMiller have agreed an expected timetable for the implementation of the combination.

The expected timetable envisages publication of the UK scheme document as well as the other key transaction documents on 26 August 2016, shareholder meetings of AB InBev and SABMiller being held on 28 September 2016 and completion of the combination on 10 October 2016. Further details are set out below.

Completion of the combination remains subject to a number of conditions including approval of AB InBev and SABMiller shareholders. Full details of the terms and conditions of the combination will be set out in the transaction documents.

AB InBev intends that on 2 August 2016 it will file with the Brussels commercial registry a document relating to the Belgian merger of AB InBev into Newbelco SA/NV (the “Merger Terms”). The Belgian merger comprises one of the three key steps in the implementation of the combination. In addition to setting out details of the Belgian merger, the Merger Terms contain further details of the expected timetable (as summarised below) and further background on AB InBev’s strategic rationale for the combination and its strategic intentions for the combined group post-completion.

Once filed, a copy of the Merger Terms will be available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on AB InBev’s website www.ab-inbev.com and also at www.globalbrewer.com.

The subsequent step of the implementation process is a hearing of the UK Court as part of the UK scheme of arrangement (the “UK Scheme Directions Hearing”). At the UK Scheme Directions Hearing SABMiller will determine with the UK Court whether, for the purposes of voting at the UK Scheme Court Meeting, Altria and/or BEVCO should be treated as one class along with all the other SABMiller shareholders (in which case all SABMiller shareholders would vote together in one meeting) or as part of a separate class or classes (in which case the different classes would vote, or agree to the UK scheme, separately). SABMiller has stated its intention to ask the UK Court to treat Altria and BEVCO as a separate class. The UK Scheme Directions Hearing is expected to take place on 22 August 2016 at the Companies Court, The Rolls Building, 7 Rolls Buildings, Fetter Lane, London EC4A 1NL, UK, and the time of the hearing will be set out on HM Courts & Tribunals Service’s website at www.justice.gov.uk/courts/court-lists. SABMiller shareholders have the right to attend in person or through counsel and make representations at the hearing.

PRESS RELEASE Brussels, 1 August 2016, 7:15PM CET

Expected timetable of principal events:

Event	Expected date

Publication of Merger Terms	2 August 2016

UK Scheme Directions Hearing	22 August 2016

Publication of other transaction documents to AB InBev, SABMiller and Newbelco shareholders	26 August 2016

AB InBev General Meeting, SABMiller UK Scheme Court Meeting, SABMiller General Meeting and Newbelco General Meeting	28 September 2016

UK Scheme Court Sanction Hearing and last day of dealings in SABMiller shares	5 October 2016

Belgian Offer opens and closes	7 October 2016

Latest time for making or revising elections for the Cash Consideration or Partial Share Alternative	7 October 2016

Belgian Merger becomes effective and combination completes	10 October 2016

New listing of the combined group on Euronext Brussels, and secondary listings on the Johannesburg Stock Exchange, the Mexico Stock Exchange and the listing of Newbelco ADSs on the New York Stock Exchange

11 October 2016

The above expected dates are subject to change and will depend on, among other things, the date on which the UK Court sanctions the UK scheme. AB InBev will give adequate notice of all of these dates, when known, by issuing a further press release and by making such press release available on AB InBev’s website www.ab-inbev.com and also at www.globalbrewer.com.

Further details of the implementation process, including further detail of the expected timetable and the action to be taken by AB InBev shareholders and SABMiller shareholders will be included in the other transaction documents when published, expected on 26 August 2016.

Terms used but not defined in this announcement have the meaning given in the joint announcement of AB InBev and SABMiller on 11 November 2015.

English, French and Dutch versions of this press release will be available on www.ab-inbev.com.

PRESS RELEASE Brussels, 1 August 2016, 7:15PM CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150,000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

PRESS RELEASE Brussels, 1 August 2016, 7:15PM CET

NOTES

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

PRESS RELEASE Brussels, 1 August 2016, 7:15PM CET

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed business combination with SABMiller (including with respect to the expected timing and scope of these transactions), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the business combination of AB InBev and SABMiller, AB InBev or Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Additional Information

This communication is for informational purposes only. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for a registration statement filed with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.